                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   BYL Bancorp
                -------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)

                                    056064108
                -------------------------------------------------
                                 (CUSIP Number)

                               S. Alan Rosen, Esq.
                     Horgan, Rosen, Beckham & Coren, L.L.P.
                         21700 Oxnard Street, Suite 1400
                        Woodland Hills, California 91367
                                 (818) 340-6100
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 056064108

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Everest Partners Limited Partnership (dba Everest Partners, L.P.)

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [X]

        (b)     [ ]

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3)      SEC Use Only

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4)      Source of Funds (See Instructions): WC

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5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e) [ ]

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6)      Citizenship or Place of Organization: Nevada

--------------------------------------------------------------------------------
Number of       (7)   Sole Voting Power                     0
Shares         -----------------------------------------------------------------
Beneficially    (8)   Shared Voting Power                88,000
Owned by       -----------------------------------------------------------------
Each Reporting- (9)   Sole Dispositive Power                0
Person         -----------------------------------------------------------------
With            (10)  Shared Dispositive Power           88,000
--------------------------------------------------------------------------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 88,000

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11): 3.47%

--------------------------------------------------------------------------------

14)     Type of Reporting Person (See Instructions): PN

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                                  Page 2 of 24

CUSIP No. 056064108

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Nick A. Becker

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [X]

        (b)     [ ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Source of Funds (See Instructions): PF

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6)      Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
Number of       (7)   Sole Voting Power                 0
Shares         -----------------------------------------------------------------
Beneficially    (8)   Shared Voting Power            15,000
Owned by       -----------------------------------------------------------------
Each Reporting- (9)   Sole Dispositive Power            0
Person         -----------------------------------------------------------------
With            (10)  Shared Dispositive Power       15,000
--------------------------------------------------------------------------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11): .59%

--------------------------------------------------------------------------------

14)     Type of Reporting Person (See Instructions): IN

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                                  Page 3 of 24

CUSIP No. 056064108

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Everest Managers, LLC

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [X]

        (b)     [ ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Source of Funds (See Instructions): Not Applicable

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6)      Citizenship or Place of Organization: Nevada

--------------------------------------------------------------------------------
Number of       (7)   Sole Voting Power                     0
Shares         -----------------------------------------------------------------
Beneficially    (8)   Shared Voting Power                88,000
Owned by       -----------------------------------------------------------------
Each Reporting- (9)   Sole Dispositive Power                0
Person         -----------------------------------------------------------------
With            (10)  Shared Dispositive Power           88,000
--------------------------------------------------------------------------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 88,000

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11): 3.47%

--------------------------------------------------------------------------------

14)     Type of Reporting Person (See Instructions): OO

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                                  Page 4 of 24

CUSIP No. 056064108

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): David M. W. Harvey

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [X]

        (b)     [ ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Source of Funds (See Instructions): Not Applicable

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6)      Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
Number of       (7)   Sole Voting Power                     0
Shares         ----------------------------------------------------------------
Beneficially    (8)   Shared Voting Power                88,000
Owned by       ----------------------------------------------------------------
Each Reporting- (9)   Sole Dispositive Power                0
Person         ----------------------------------------------------------------
With            (10)  Shared Dispositive Power           88,000
--------------------------------------------------------------------------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 88,000

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11): 3.47%

--------------------------------------------------------------------------------

14)     Type of Reporting Person (See Instructions): IN

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                                  Page 5 of 24

CUSIP No. 056064108

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): JAM Partners, L.P.

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [X]

        (b)     [ ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Source of Funds (See Instructions): WC

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6)      Citizenship or Place of Organization: Delaware

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Number of       (7)   Sole Voting Power                116,900
Shares         ----------------------------------------------------------------
Beneficially    (8)   Shared Voting Power
Owned by       ----------------------------------------------------------------
Each Reporting- (9)   Sole Dispositive Power           116,900
Person         ----------------------------------------------------------------
With            (10)  Shared Dispositive Power
--------------------------------------------------------------------------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 116,900

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11): 4.61%

--------------------------------------------------------------------------------

14)     Type of Reporting Person (See Instructions): OO

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                                  Page 6 of 24

CUSIP No. 056064108

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only): Seymour Jacobs

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [X]

        (b)     [ ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Source of Funds (See Instructions): PF

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6)      Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------
Number of       (7)   Sole Voting Power                125,400
Shares         ----------------------------------------------------------------
Beneficially    (8)   Shared Voting Power
Owned by       ----------------------------------------------------------------
Each Reporting- (9)   Sole Dispositive Power           125,400
Person         ----------------------------------------------------------------
With            (10)  Shared Dispositive Power
--------------------------------------------------------------------------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 125,400

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11): 4.94%

--------------------------------------------------------------------------------

14)     Type of Reporting Person (See Instructions): IN

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                                  Page 7 of 24

Item 1: Security and Issuer.

        The class of equity securities to which this Statement relates is the no par value Common Stock (the "Shares") of BYL Bancorp, a California corporation (the "Issuer"). The Issuer's Shares are traded on the Nasdaq National Market System under the symbol "BOYL." The principal executive offices of the Issuer are located at 1875 North Tustin Street, Orange, California 92865.

Item 2: Identity & Background.

        (a) Names of Filing Persons:

        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.) (the "Everest Limited Partnership"), Everest Managers, L.L.C. (the "Everest General Partner"), and David M. W. Harvey, the principal member of the Everest General Partner (collectively, the "Everest Parties"), JAM Partners, L.P. ("JAM") and Seymour Jacobs, the General Partner of JAM (collectively, the "JAM Parties"), and Nick A. Becker ("Becker") (collectively the "Filing Persons"). The Filing Persons have entered into a Joint Filing Agreement, dated as of August 30, 2000, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons have agreed to act as a group for the purposes of, among other things, amending their Schedule 13D dated August 30, 2000 to reflect withdrawal of their request to nominate an alternative slate of directors at the Issuer's Annual Meeting scheduled for September 30, 2000, in exchange for the appointment of Mr. Seymour Jacobs to the Issuer's Board of Directors. (See Exhibit B.)

        (b) Residence or Business Address:

        Everest Parties:
        Post Office Box 3178
        Gardnerville, NV 89410

        JAM Parties:
        One Fifth Avenue
        New York, NY 10003

        Becker:
        15061 Springdale Street, Suite 100
        Huntington Beach, CA 92649

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

        The Everest Limited Partnership is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The Everest General Partner, a Nevada limited liability company, is the general partner of the Everest Limited Partnership. The Everest General Partner is charged with management of the day-to-day affairs of the Everest Limited Partnership. The principal member of the Everest General Partner is David M. W. Harvey. The Everest Limited Partnership, the Everest General Partner, and Mr. Harvey all conduct their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

        JAM Partners, L.P. is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Jacobs is the managing general partner responsible for overseeing the day-to-day affairs of JAM. JAM conducts its activity from One Fifth Avenue, New York, New York 10003.

        Nick A. Becker, an individual, is an investor for his personal account. He operates from his office located at 15061 Springdale Street, Suite 100, Huntington Beach, California 92649.

        (d) and (e)

        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors), nor have any such persons or entities been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f) Citizenship:

        The Everest Limited Partnership and the Everest General Partner are organized under Nevada law; David M. W. Harvey is a citizen of the U.S.A.; JAM in organized under Delaware law; and Jacobs and Becker and citizens of the U.S.A.

Item 3: Source and Amount of Funds or Other Consideration

        For the Everest Parties, the aggregate purchase price of the stock covered by this Statement was $858,490.00. No borrowed funds were used to purchase the stock. For the JAM Parties, the aggregate purchase price of the stock covered by this Statement was $2,167,642. Certain shares were purchased in a margin account. For Becker, the aggregate purchase price was $146,332.50. No borrowed funds were used to purchase the stock.

Item 4: Purpose of Transaction

        The stock that is the subject of this Schedule 13D was acquired by the Filing Persons for the purpose of investment. Depending upon investment strategies, the need for or availability of funds, the price of the stock, and other considerations, each of the Filing Persons may acquire additional shares of stock or dispose of some or all of the stock from time to time.

        The Filing Persons believe the Board of Directors should immediately pursue measures which will maximize shareholder value and liquidity through the prompt sale of the Issuer to PBOC Holdings or another purchaser.

        The Issuer has agreed to commence action necessary, including all necessary regulatory consents, to appoint Mr. Seymour Jacobs (the "Designee"), to the Issuer's Board of Directors as a Class II director, and to the Board of Directors of the Issuer's subsidiary, BYL Bank Group (the "Bank"). The Designee will not be able to assume office until all required regulatory consents have been obtained. Accordingly, from and after September 7, 2000 until such time as all such regulatory consents have been processed, Mr. Jacobs shall have the right to attend as an observer all meetings of the Board of Directors of each of the Company and the Bank, and shall receive all materials distributed to the members of such boards during that time. Within 48 hours of receipt of all necessary regulatory consents, the Boards of Directors of the Issuer and the Bank shall take action necessary to increase the size of the Board of Directors of each of the Issuer and the Bank by one member and fill the vacancies created with the Designee. Prior to expiration of the Designee's initial term of office with the Issuer and the Bank, the Issuer will cause the Designee to be nominated for reelection to such positions.

        At present, and except as disclosed herein, the Filing Persons have no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

Item 5: Interest in Securities of the Issuer

        (a) Based on Schedule 14A filed by the Issuer, as of August 11, 2000 the Issuer had 2,538,435 Shares issued and outstanding. The following chart reflects the ownership of the Shares by the Filing Persons:

Name                  Numbers of Shares    Percentage
----                  -----------------    ----------
Everest Parties             88,000            3.47%
JAM Parties                125,400            4.94%
Becker                      15,000             .59%
                           -------            ----
                           228,400            9.00%

        (b) With respect to the Everest Parties, the Everest General Partner has the power to vote or direct the voting of and the power to dispose or to direct the disposition of 88,000 shares of stock. Because Mr. Harvey is the controlling person of the Everest General Partner, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the stock that is the subject of this Schedule 13D. The Everest General Partner disclaims beneficial ownership of the stock held by the Everest Limited Partnership. Each of Mr. Harvey and the Everest General Partner disclaims beneficial ownership of shares of stock of the Issuer held by the other Filing Persons.

        With respect to the JAM Parties, JAM has the power to vote and to dispose of 116,900 shares. Because Jacobs is the controlling person of JAM, he may be deemed to have the indirect power to vote and to dispose or direct the disposition of the shares held by JAM. He also has the power to vote and dispose of 8,500 shares. Mr. Jacobs disclaims beneficial ownership of the stock held by JAM. Each of JAM and Jacobs disclaims beneficial ownership of shares of stock of the Issuer held by the other Filing Persons.

        Becker has shared power to vote and to dispose of 15,000 shares and disclaims beneficial ownership of shares of stock of the Issuer held by the other Filing Persons.

        (c) Purchases in the last 60 days. See Exhibit C attached. The transactions identified in Exhibit C were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Filing Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the stock that is the subject of this Schedule 13D.

        (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except as set forth in Exhibit B herein, none of the Filing Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of stock that are the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of stock that are the subject of this Schedule 13D were not acquired on margin, except for certain shares acquired by the JAM Parties.

Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement

        Exhibit B - Agreement dated September 7, 2000 by and among the Issuer; BYL Bank Group and the Filing Persons

        Exhibit C - Schedule of Purchases

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner

                                       EVEREST MANAGERS, L.L.C.
Dated: September 14, 2000              By:   /s/ David M. W. Harvey
                                       ----------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member

                                       EVEREST MANAGERS, L.L.C.
Dated: September 14, 2000              By:   /s/ David M. W. Harvey
                                       ----------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member

Dated: September 14, 2000              By:   /s/ David M. W. Harvey
                                       ----------------------------
                                       Name: David M. W. Harvey

                                       JAM PARTNERS, L.P.
Dated: September 14, 2000              By:   /s/ Seymour Jacobs, General Partner
                                       -----------------------------------------
                                       Name: Seymour Jacobs, General Partner

Dated: September 14, 2000              By:   /s/ Seymour Jacobs
                                       ------------------------
                                       Name: Seymour Jacobs

Dated: September 14, 2000              By:   /s/ Nick A. Becker
                                       ------------------------
                                       Name: Nick A. Becker